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Citigate
Dewe Rogerson

To: Paul Dudek
Chief Officer of International Corporate Finance
International Corporate Finance Division

Company: SEC Headquarters

Fax: +1 202 942 9624

From: Julie Ryan

Return fax: +44 (0)20 7282 8040



Reference: **Erste Bank, Commission file no. 82-5066**
"Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"

Date: 27 November 2003

No. of pages including this one: 2

SUPPL

Please find attached an Erste Bank investor release.

Kind regards,

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Julie Ryan
Citigate Dewe Rogerson

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571

ERSTE BANK

INVESTOR INFORMATION

Vienna, 27th November 2003

Česká spořitelna sells non-life insurance business to Wiener Städtische[1]

As announced at the presentation of H1 2003 results, a contract was signed today in Prague to sell the non-life insurance business of Czech insurer Pojišťovna ČS to Kooperativa pojišťovna a.s., the Czech subsidiary of Austrian insurer Wiener Städtische. The completion of the transaction is expected in the first quarter 2004, subject to necessary approvals.

The purchase price was agreed at CZK 4.1 bn (approx. EUR 128.5 m)[2] but could vary by up to 10% either way based on the final 2003 results of Pojišťovna ČS. Erste Bank Group will realise a profit of approx. CZK 2.9 bn (around EUR 90.9m) pre-tax from this transaction in first quarter 2004. These proceeds may be used to provide for future revaluations and for additional provisions.

The contract includes agreements on strategic cooperation, thus making selected products of Česká spořitelna available through the Kooperativa network as well as offering ČS clients access to standard products of Kooperativa's non-life offering. As the relevant employees of Pojišťovna ČS will also transfer, this transaction will not affect existing customers, either in their relationships with the insurance advisers or regarding any contractual agreements.

In line with its focus on the core banking business in Central Europe, Erste Bank Group is successfully concentrating on the life insurance business in the region. Non-life insurance in the individual countries is managed through co-operations with selected partners. With the sale of the non-life business in the Czech Republic, Wiener Städtische Versicherung is now the strategic partner of the Erste Bank Group in Austria, Slovakia, Croatia and Czech Republic and Erste Bank has successfully completed its strategic positioning within the insurance business.

Pojišťovna České spořitelny, a.s., is the fourth largest insurance company in the Czech Republic with a market share of 6.33 %. During last year, the company generated a net profit of 177.5 million crowns (EUR 5.6m). Česká spořitelna owns a 55% stake and 45% is held by Erste Bank subsidiary s Versicherung AG.

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[1] Wiener Städtische is one of the leading Austrian insurance groups in Central Europe and number two among international insurance groups in these countries. Outside Austria, Wiener Städtische is present in twelve countries and serves some 10 million customers.
[2] EUR 1: CZK 31.9

For further information please contact:
Erste Bank, Investor Relations department
1010 Vienna, Graben 21, telefax: 0043 (0) 50100 - 13112
Gabriele Werzer, +43 50 100-11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, +43 50 100-17326, e-mail: thomas.schmee@erstebank.at

You can also find the text at our homepage:
http://www.erstebank.com > Investor Relations